Exhibit 99.1

VS MEDIA Holdings Limited Announces Postponement of its Annual General Meeting of Shareholders

Hong Kong December 30, 2025 (Globe Newswire) - VS MEDIA Holdings Limited (Nasdaq: VSME) (“VS MEDIA” or “the Company”), a company managing a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok, today announced that the Company’s Annual General Meeting of Shareholders (the “Meeting), which was originally scheduled to be held on Tuesday, December 30, 2025, has been adjourned. The Meeting is now scheduled to be held at 10:00 p.m. local time on Wednesday, December 31, 2025 at the Company’s offices at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong (the “Adjourned Meeting”). The record date for the Meeting, December 15, 2025, is unchanged and applies to the Adjourned Meeting.

The Meeting has been postponed due to a lack of quorum in accordance with the provisions of the Amended and Restated Memorandum and Articles of Association of the Company. The Company’s Board of Directors unanimously recommends that you vote FOR the proposals identified in the Company’s proxy statement for the Meeting. Shareholders who have already submitted their proxy forms do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the Adjourned Meeting. For shareholders who have not yet submitted their proxy forms, we urge them to submit their proxy forms now, so they can be tabulated prior to the Adjourned Meeting. Pursuant to Article 7.13 of the Amended and Restated Memorandum and Articles of Association of the Company, at the Adjourned Meeting those present in person or by proxy within one hour from the time appointed, holding not less than one third of the votes of the shares of the Company entitled to vote on the business to be considered at the Adjourned Meeting, shall constitute a quorum.

About VS MEDIA Holdings Limited

Founded in 2013, VS MEDIA Holdings Limited manages a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok. The Creators include influencers, KOLs—Key Opinion Leaders, bloggers, and other content creators who cultivate fanbases on social media platforms. For more information, please visit https://www.vs-media.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and VS MEDIA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

VS MEDIA Holdings Limited Investor Contact:

Investor Relations

6/F, KOHO,

75 Hung To Road

Kwun Tong, Kowloon,

Hong Kong

Email: ir@vs-media.com